FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the Month of September 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE INFORMATION IN PARAGRAPH 1 OF THE REGISTRANT'S FIRST PRESS RELEASE AND IN PARAGRAPHS 1 THRU 5 OF THE REGISTRANT'S SECOND PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference are the following Registrant's press releases:

1.   BOS Holdings in Odem to Increase to 88%; Dated September 29, 2005.

2.   BOS Secures a Second Financing Round; Dated September 29, 2005




Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /S/ Nehemia Kaufman
                                           -----------------------
                                           Nehemia Kaufman
                                           CFO

Dated: September 29, 2005

                                                                      [BOS LOGO]

BOS HOLDINGS IN ODEM TO INCREASE TO 88%

TERADYON, ISRAEL - September 29, 2005 - B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOSC), announced today that it has entered into and closed a transaction pursuant to which it shall acquire the remaining shareholdings of Jacob and Sara Neuhof in Odem Electronics Technologies 1992 Ltd. ("Odem"), a subsidiary of BOS, in consideration for the issuance of 232,603 Ordinary Shares of the Company and a cash payment in the amount of $716,422, thus increasing its holdings in Odem from 64% to 87.7%.

Adiv Baruch, President and CEO of BOS commented that BOS has increased its holdings in Odem because it has proved to be a promising investment. "Odem has expanded its overseas activities and there is a growing demand for Odem products. We strongly believe that Odem is becoming one of the fundamental growth engines within BOS".

Edouard Cukierman, Chairman of the Board, said "Odem is a profitable company and in the past 11 months since we first invested in the company, it has significantly increased its profitability."

Mr. Cukierman added that "We believe that the trend of increase in Odem's transactions will continue in the future".

Additionally, the Company reported that its wholly-owned subsidiary, BOScom Ltd., has closed the transaction with Consist Technologies Ltd. and Consist International Inc. for the sale of its PrintBOS activities, formerly announced on July 18, 2005.

ABOUT BOS

B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused on two domains:

     o COMMUNICATIONS PRODUCTS- providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

     o CONNECTIVITY PRODUCTS marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was acquired in November 2004.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Ms. Shelly Horkin
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: shelly@gk-biz.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                                                                      [BOS LOGO]

BOS SECURES A SECOND FINANCING ROUND


TERADYON, ISRAEL - September 29, 2005 - B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC, TASE: BOSC), announced today that it has entered into and closed an additional financing transaction with Laurus Master Fund ("Laurus"), a US based fund making investments in public companies. Laurus had previously granted the Company a $2 million convertible loan in June 2004. The second financing consists of a $1.5 million Secured Convertible Term Note with a term of three years. In addition, BOS granted to Laurus a warrant to purchase up to 73,052 Ordinary Shares, which is exercisable, in whole or in part, at an exercise price of 4.04 per share until September 29, 2012.

The Note bears interest at a fluctuating interest rate which begins at the Prime rate plus 1.5%.

The conversion rate under the Note is $3.08 per share (subject to adjustment). The principal amount of the Note is repayable in monthly installments commencing as of January 1, 2006, and may be paid in cash or, subject to certain conditions, in Ordinary Shares. Interest on the Note is payable monthly and may be paid in cash or, subject to certain conditions, in Ordinary Shares. The Note is secured by a security interest in certain assets of the Company.

The proceeds from the private placement will be used for general working capital purposes and/or mergers and acquisitions. Laurus also granted the Company an option, subject to certain conditions, to call for an additional financing of $1.5 million after April 1, 2006, on substantially similar terms, except that the note conversion price shall be $4.08 per share and the warrant exercise price shall be $5.30 per share.

The Company also entered into a Registration Rights agreement with Laurus pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of Ordinary Shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.

Adiv Baruch, President and CEO of BOS commented: "We're very pleased that a leading financial group such as Laurus believes in BOS and chose to continue its cooperation with us. This vote of confidence enables BOS to move forward with its business strategy."

ABOUT BOS

B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused on two domains:

     o COMMUNICATIONS PRODUCTS- providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

     o CONNECTIVITY PRODUCTS marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was acquired in November 2004.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Ms. Shelly Horkin
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3-6074717, e-Mail: shelly@gk-biz.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                                     - 2 -